

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2019

Timothy Conte
Chief Executive Officer
Pacific Sports Exchange Inc.
25188 Marion Ave, Suite B108
Punta Gorda, Florida 33950

   Re: Pacific Sports Exchange Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed August 9,2019
    File No. 333-230690

Dear Mr. Conte:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Form S-1 filed August 9, 2019

Interim Condensed Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-7

1. Please revise to disclose your accounting policies regarding variable consideration, sales discounts and allowances, sales taxes, shipping and handling costs and contract assets and liabilities. Please note that this comment also relates to your disclosure on pages 25 and F-15.

You may contact Bill Thompson, at (202)551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Lilyanna Peyser, Special Counsel, at (202)551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Robert J. Burnett